SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series IX Floating Rate Notes in a principal amount of  ARS 160,968,900.00, due 2013.

The Company informs that on June 24, 2013, will start the payment of the fourth installment of interests and first installment of principal, related to the Series IX Notes issued on June 21, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	June 24, 2013
Number of service to be paid:	Fourth installment of interests / First installment of principal
Period comprised by the payment:	March 21, 2013 / June 21, 2013
Concept of payment:	Interests (100%) / Principal (33.33%)
Payment Currency:	Argentine Pesos (ARS)
Outstanding Capital:	ARS 160,968,900
Annual Nominal Interest Rate:	18.4625%
Interest being paid	ARS 7,490,786.99
Capital being paid	ARS 53,650,934.37

Interests will be paid to the noteholders at whose name the Notes were registered on June 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 18, 2013